Exhibit 12.1

MGI Pharma, Inc.

Ratio of Earning to Fixed Charges

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings
Income (loss) before income taxes	$(61,908)	$(36,064)	$(34,825)	$(9,903)	$5,053
Add
Adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	—	—	—	—	—
Fixed Charges	1,476	485	745	152	136
Distributed income of equity investees	—	—	—	—	—
MGI’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Subtract
Interest Capitalized	—	—	—	—	—
Preference security dividend	—	—	—	—	—
Minority Interest in pre-tax income	—	—	—	—	—

Total Earnings	$(60,432)	$(35,579)	$(34,080)	$(9,751)	$5,189

Fixed Charges
Interest Expensed	$998	$83	$—	$—	$—
Interest Capitalized	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
Assumed interest element within rent expense	478	402	745	152	136
Preference Security Dividend Requirements	—	—	—	—	—

Total Fixed Charges	$1,476	$485	$745	$152	$136

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	38.15

Deficiency of Earnings to Fixed Charges	$(61,908)	$(36,064)	$(34,825)	$(9,903)	N/A